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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _____)<F*>

                             REHABCARE GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  759148 10 9
                         ------------------------------
                                 (CUSIP Number)


      Richard C. Stoddard              COPY TO:   Robert M. LaRose, Esq.
      Cross Point Tower II                        THOMPSON COBURN
      900 Chelmsford Street                       One Mercantile Center
      Lowell, Massachusetts 01845                 St. Louis, Missouri 63101
      (508) 682-2290                              (314) 552-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1996
              ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


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CUSIP No.  759148 10 9          13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Richard C. Stoddard

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /
3  SEC USE ONLY


4  SOURCE OF FUNDS

   PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

         NUMBER OF            7  SOLE VOTING POWER

           SHARES                87,706

        BENEFICIALLY          8  SHARED VOTING POWER

          OWNED BY               4,940

            EACH              9  SOLE DISPOSITIVE POWER

         REPORTING               87,706

           PERSON             10 SHARED DISPOSITIVE POWER

            WITH                 4,940

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   304,410

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.3%

14 TYPE OF REPORTING PERSON

   IN



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ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock, par value $.01 per share (the "RehabCare Common Stock"), of RehabCare Group, Inc., a Delaware corporation ("RehabCare"). The address of the principal executive offices of RehabCare is 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105.


ITEM 2.     IDENTITY AND BACKGROUND

     1.     (a)   Name:  Richard C. Stoddard

            (b) Residence address: 125 Campion Drive, North Andover, Massachusetts 01845.

            (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: (i) Executive Vice President of RehabCare, the principal business of which is the development, marketing and management of comprehensive medical rehabilitation programs, subacute skilled nursing programs and therapy services and the address of the principal executive offices of which is 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105; and (ii) President of Healthcare Staffing Solutions, Inc. d/b/a Health Tour ("Health Tour"), the principal business of which is the temporary placement of and arrangement of temporary housing for physical therapists and the address of the principal executive offices of which is Cross Point Tower II, 8th Floor, 900 Chelmsford Street, Lowell, Massachusetts 01845.

            (d) Richard C. Stoddard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Richard C. Stoddard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   Citizenship:  United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of RehabCare Common Stock reported in this Schedule 13D as beneficially owned by Richard C. Stoddard were acquired in connection with the acquisition by RehabCare of all of the outstanding capital stock of Health Tour, no par value (the "Health Tour Common Stock"), on March 1, 1996, in exchange for all of the shares of Health Tour Common Stock beneficially owned by Richard C. Stoddard


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on such date, which shares beneficially owned by Richard C. Stoddard represented
75% of the total number of issued and outstanding shares of Health Tour Common Stock on such date.

ITEM 4.     PURPOSE OF TRANSACTION.

            On March 1, 1996, RehabCare Group, Inc., a Delaware corporation ("RehabCare"), acquired all of the outstanding capital stock (the "Acquisition") of Healthcare Staffing Solutions, Inc. d/b/a Health Tour, a Massachusetts corporation ("Health Tour"), pursuant to the terms and conditions of that certain Stock Purchase Agreement dated February 8, 1996 (the "Stock Purchase Agreement"), by and between RehabCare and the holders of all of the outstanding capital stock of Health Tour (Richard C. Stoddard, Michael Cikacz, the Cristina Stoddard Trust, the Richard A. Stoddard Trust and the Molly Cikacz Trust, collectively, the "Selling Stockholders").
Under the terms of the Stock Purchase Agreement, upon consummation of the Acquisition, each of the Selling Stockholders was entitled to receive a pro rata portion, in accordance with such Selling Stockholder's former percentage ownership in Health Tour's shares of capital stock, of the following aggregate consideration: (a) a cash payment of $12,950,000;
(b) subordinated convertible promissory notes of RehabCare in the original principal amount of $6,000,000, convertible into RehabCare Common Stock;
and (c) 123,530 shares of RehabCare Common Stock. In addition to the foregoing consideration, as set forth in the Stock Purchase Agreement, upon the attainment by Health Tour of certain income goals, the Selling Stockholders shall be entitled to receive, on a pro rata basis in accordance with each such Selling Stockholder's former percentage ownership in Health Tour's shares, certain contingent consideration (the "Contingent Consideration"), payable in the discretion of RehabCare in either cash or shares of RehabCare Common Stock.

            Immediately prior to the consummation of the Acquisition, Richard C. Stoddard beneficially owned a number of shares of Health Tour Common Stock representing 75% of the total number of shares of Health Tour Common Stock issued and outstanding on such date. Four percent of Richard
C. Stoddard's deemed 75% beneficial ownership was held by the Cristina Stoddard Trust (2%) and the Richard A. Stoddard Trust (2%), such trusts of which Mr. Stoddard's children are beneficiaries and may be deemed to be beneficially owned by Richard C. Stoddard. Upon consummation of the Acquisition, pursuant to the Reorganization Agreement, Richard C. Stoddard received a cash payment of $9,194,500, subordinated convertible promissory notes of RehabCare in the original principal amount of $4,260,000 and 87,706 shares of RehabCare Common Stock. Each of the Cristina Stoddard Trust and the Richard A. Stoddard Trust received a cash payment of $259,000, subordinated convertible promissory notes of RehabCare in the original principal amount of $120,000 and 2,470 shares of RehabCare Common Stock.

            Pursuant to the Stock Purchase Agreement, in connection with the consummation of the Acquisition, the number of directors constituting the entire Board of Directors of RehabCare was increased by one, and RehabCare caused Richard C. Stoddard to be elected to the RehabCare Board of Directors to serve for


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a period beginning on the effectiveness of the Acquisition and ending on the date of the next annual RehabCare stockholders meeting or until his successor is duly elected and qualified. In addition, as a condition to the consummation of the Acquisition, RehabCare entered into an employment agreement with Mr. Stoddard, pursuant to which Mr. Stoddard will serve as an officer of both RehabCare and Health Tour following the Acquisition.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Richard C. Stoddard may be deemed to be the beneficial owner of 304,410 shares (including 211,764 shares subject to conversion rights) of RehabCare Common Stock, representing 6.25% of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996.

            (b) Richard C. Stoddard may be deemed to have sole voting and dispositive power with respect to 87,706 shares of RehabCare Common Stock, representing 1.80% of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996, and shared voting power with respect to 2,470 shares of RehabCare Common Stock held by the Cristina Stoddard Trust of which Mr. Stoddard's daughter is the beneficiary and 2,470 shares of RehabCare Common Stock held by the Richard A. Stoddard Trust of which Mr. Stoddard's son is the beneficiary. Together, the Cristina Stoddard Trust and the Richard A. Stoddard Trust represent less than one percent of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996. The identity and background of the Cristina Stoddard Trust and the Richard A. Stoddard Trust are as follows:

            (1) Name: Richard G. Asoian and Bruce Moody, as trustees for the Cristina Stoddard Trust and the Richard A. Stoddard Trust.

            (2)   State of Organization: Not applicable.

            (3) Address: Asoian, Tully & Gilman, P.C., 12 Essex Street, Andover, Massachusetts 01810.

            (4) Neither trustee Richard G. Asoian nor trustee Bruce Moody has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (5) Neither trustee Richard G. Asoian nor trustee Bruce Moody have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons have been or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (6)   Citizenship:  Not applicable.


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            (c)   Other than as described in this Schedule 13D, there have
been no other transactions relative to the RehabCare Common Stock by Richard
C. Stoddard.

            (d)   Not applicable.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In connection with the Stock Purchase Agreement, RehabCare and each of the Selling Stockholders entered into a Registration Rights Agreement, dated March 1, 1996 (the "Rights Agreement"). Pursuant to the Rights Agreement, RehabCare agreed to grant to the Selling Stockholders certain "piggyback" registration rights for a period of two years from the date of issuance of shares of RehabCare Common Stock (or in payment of dividends thereon or pursuant to a split or combination of such shares) as Contingent Consideration pursuant to the Stock Purchase Agreement. Pursuant to the Rights Agreement, each of the Selling Stockholders agreed that, for a period of two years following the Acquisition, such Selling Stockholder will not transfer any shares of RehabCare Common Stock issued to the Selling Stockholder as Contingent Consideration pursuant to the Acquisition, unless such Selling Stockholder has demonstrated to RehabCare's reasonable satisfaction that such transfer is in compliance with Rule 144 under the Securities Act of 1933 or such Selling Stockholder delivers to RehabCare either (i) a written opinion of legal counsel or (ii) a "no action" letter from the Securities and Exchange Commission and any necessary state securities administrators to the effect that the proposed transfer of securities may take place without registration or qualification under the Securities Act or any applicable state securities laws.

ITEM 7.     MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

            See Exhibit Index.



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                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 30, 1996                 /s/ Richard C. Stoddard
                                   ------------------------------------------
                                    Richard C. Stoddard




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
                                EXHIBIT INDEX
Exhibit A   Stock Purchase Agreement, dated February 8, 1996, by and between
            RehabCare Group, Inc. and the stockholders of Healthcare
            Staffing Solutions, Inc. d/b/a Health Tour, filed as Exhibit
            2.1 to RehabCare Group, Inc.'s Current Report on Form 8-K,
            dated March 1, 1996 and incorporated herein by reference.

Exhibit B   Form of Employment Agreement, dated March 1, 1996, by and
            between RehabCare Group, Inc. and Richard C. Stoddard,
            filed as Exhibit 10.1 to RehabCare Group, Inc.'s Current
            Report on Form 8-K, dated March 1, 1996 and incorporated
            herein by reference.

Exhibit C   Registration Rights Agreement, dated March 1, 1996, by and between RehabCare Group, Inc. and the stockholders of
            Healthcare Staffing Solutions, Inc. d/b/a Health Tour,
            filed as Exhibit 2.3 to RehabCare Group, Inc.'s Current
            Report on Form 8-K, dated March 1, 1996 and incorporated
            herein by reference.